UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______   No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______   No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______   No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME nº. 10.440.482/0001-54

NIRE 35.300.567.064

NOTICE TO SHAREHOLDERS

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A., ("Company"), in line with the Material Facts disclosed on 11.16.2020, on 02.02.2021, 02.25.21, 07.14.21, 08.10.2021 and 10.05.2021, as well as the Notice to the Market released on 10.15.21 and the Notice to Shareholders disclosed on 11.12.21, communicates to its shareholders that on November 18, 2021 was held at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) the auction for sale of 44,752 (forty-four thousand, seven hundred and fifty-two) common shares (“Getnet’s Common Shares”) and 61,857 (sixty-one thousand, eight hundred and fifty-seven) preferred shares issued by the Company (“Getnet’s Preferred Shares”, both, "Getnet’s Shares ") and 15,118 (fifteen thousand, one hundred and eighteen) certificates of deposit of shares, representative of Getnet’s Shares ("Getnet’s Units").

As mentioned above, the auction of Getnet’s Shares and Getnet’s Units were formed by grouping the remaining fractions as a result of the partial spin-off of Banco Santander (Brasil) SA ("Santander Brasil"), with the purpose of segregating all the shares issued by the Company, approved at the extraordinary general meetings of both companies on 03.31.2021 (“Spin-Off”).

As a result of this auction, Getnet’s Common Shares, Getnet’s Preferred Shares and Getnet Units were sold at the average price of, respectively, R$1.94, R$1.74 and R$3.76, totaling a total amount net of fees of R$ 251,430.89 (two hundred and fifty-one thousand, four hundred and thirty reais and eighty-nine cents).

The amounts calculated with the sale of Getnet’s Shares and Getnet’s Units will be credited in the name of the fraction holders, in due proportion, on November 30, 2021, as follows:

(a) shareholders who have Getnet’s Shares or Getnet’s Units in custody with the Company's bookkeeper, Santander Brasil, will receive their credits at the registered bank account;

(b) shareholders who have Getnet’s Shares or Getnet’s Units in custody with the Company's bookkeeper, but who do not have a registered bank account, must go to a Santander Brasil agency to update their registration and receive the amount due; and

(c) shareholders with shares in custody at B3's Central Depositary will have the amounts to which they are entitled credited directly to B3, which will be responsible for transferring them to shareholders through custody agents.

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For further clarification, please contact the Investor Relations Office of the Company.

São Paulo, November 25, 2021.

Luciano Decourt Ferrari

Investors Relations Officer

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

We remind the shareholders of the Company of the importance of keeping their registration data up to date with the bookkeeper of the Company shares. To update your registration data, call center is available at 0800-2868484.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer